                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         PHARMACEUTICAL RESOURCES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   717125 9108
                                 (CUSIP Number)

                              THOMAS J. DRAGO, ESQ.
                                COUDERT BROTHERS
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 AUGUST 21, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717125 9108
--------------------------------------------------------------------------------
  1.   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Merck KGaA
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       GERMANY
--------------------------------------------------------------------------------
NUMBER OF SHARES       7.   SOLE VOTING POWER:
BENEFICIALLY                13,634,012
OWNED BY EACH        -----------------------------------------------------------
REPORTING PERSON       8.   SHARED VOTING POWER:
WITH
                     -----------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER:
                            13,634,012
                     -----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       13,634,012
--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      42.7%
--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON: CO

--------------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") to the statement on Schedule 13D filed by Merck KGaA, a Kommanditgesellschaft auf Aktien organized under the laws of Germany ("KGaA" or the "Acquiror"), on July 10, 1998 (the "Schedule 13D"), is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Pharmaceutical Resources, Inc. (the "Issuer" or the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby supplemented as follows:

     As discussed more fully in Item 4, below, on August 21, 2001, the KGaA Option, the Genpharm Option and the Genpharm Warrants (as such terms are defined in Item 4, below) were exercised. The aggregate exercise prices for the KGaA Option, the Genpharm Option and the Genpharm Warrants are $1,640,000, $702,080 and $598,200, respectively, for the 820,000, 351,040 and 249,700 shares of Common Stock issuable thereunder, respectively. Payment of the exercise prices will be made to the Company in cash prior to the Closing (as defined in Item 4, below) from the working capital of the relevant party.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby supplemented as follows:

     In July 2001, KGaA was approached by Bear, Stearns & Co. Inc. ("Bear Stearns") to determine whether KGaA would be interested in selling all or a part of the shares of Common Stock (the "KGaA Shares") beneficially owned by KGaA, including the shares of Common Stock held directly by KGaA and the shares of Common Stock beneficially owned by KGaA through its subsidiaries, Genpharm Inc., an Ontario corporation ("Genpharm"), and EMD, Inc., a Delaware corporation formerly known as "Lipha Americas, Inc." ("EMD"). KGaA responded to Bear Stearns that KGaA had not made any decision to sell the KGaA Shares, but that if KGaA were to receive offers to purchase all of the KGaA Shares on terms and conditions, including price, deemed acceptable to KGaA, KGaA might determine to sell the KGaA Shares, subject to obtaining necessary internal corporate approvals.

     Bear Stearns informed KGaA that it intended to contact, and conduct meetings with, a limited number of institutional investors to determine whether such institutional investors would be interested in purchasing the KGaA Shares in a private placement transaction. Representatives of KGaA informed Bear Stearns once again that (1) it had not made any decision to sell the KGaA Shares, but that if KGaA were to receive offers to purchase all of the KGaA Shares on terms and conditions, including price, deemed acceptable to KGaA, KGaA might determine to sell the KGaA Shares, subject to obtaining necessary internal corporate approvals, (2) KGaA was not retaining Bear Stearns as its agent or otherwise in connection with the KGaA Shares or in connection with soliciting any offer to purchase the KGaA Shares and that KGaA was under no obligation whatsoever to Bear Stearns or any potential investors in respect of the KGaA Shares, and (3) there could be no assurance that KGaA would determine to sell the KGaA Shares if any such offers were made.

     As a result of Bear Stearns' discussions with a limited number of institutional investors, representatives of Bear Stearns informed KGaA that while no firm offers to purchase the KGaA Shares had been received, Bear Stearns believed that offers could be forthcoming, although no assurance could be given that such offers would actually be made or, if offers were to be made, the price at which such offers would be made. Consequently, during the latter part of the week of August 13, 2001, representatives of KGaA were asked to review and comment on a form of purchase agreement and placement agency agreement prepared at the direction of Bear Stearns, which agreements were contemplated to be utilized in a sale of the KGaA Shares if offers to purchase the KGaA Shares were to materialize and KGaA determined to accept such offers.

     On August 20, 2001, representatives of KGaA discussed these agreements with representatives of Bear Stearns and the Company, which discussions continued through August 21, 2001.

     On August 21, 2001, Bear Stearns presented KGaA with offers to purchase all of the KGaA Shares at $27 per share in cash. KGaA, after reviewing the terms and conditions of the offers and receiving necessary internal corporate approvals to sell the KGaA Shares at $27 per share in cash and otherwise on the terms and conditions proposed, executed, together with Genpharm and EMD, purchase agreements (the "Purchase Agreements") with each of the offering institutional investors (the "Investors") and executed, together with Genpharm and EMD, the placement agency agreement with Bear Stearns (the "Placement Agency Agreement").

     On the same date,

     (a) KGaA exercised its option under the Option Agreement dated as of June 30, 1998 by and among KGaA and the Company (the "KGaA Option") to acquire 820,000 shares of Common Stock at an option exercise price of $2.00 per share;

     (b) KGaA caused Genpharm to exercise its option under the Option Agreement dated as of June 30, 1998 by and among Genpharm and the Company (the "Genpharm Option") to acquire 351,040 shares of Common Stock at an option exercise price of $2.00 per share;

     (c) KGaA caused Genpharm to exercise its warrant (the "First Warrant") under the Warrant Agreement dated as of October 16, 1992 by and between Genpharm and the Company (the "Warrant Agreement") to acquire 99,700 shares of Common Stock at a warrant exercise price of $6.00 per share; and

     (d) KGaA caused Genpharm to exercise its warrant (together with the First Warrant, the "Genpharm Warrants") pursuant to the distribution agreement dated April 30, 1993 by and among The Merck Generics Group, B.V. and the Company (the "Distribution Agreement") to acquire 150,000 shares of Common Stock at a warrant exercise price of $10.00 per share.

     Each of the Investors has entered into a Purchase Agreement with KGaA, Genpharm, EMD and the Company. Each Purchase Agreement is identical in all material respects other than with respect to the identity of the Investor and the number of KGaA Shares to be purchased by such Investor. Each Purchase Agreement provides that KGaA, Genpharm and EMD, as selling stockholders (the "Selling Stockholders"), will sell such KGaA Shares to the Investor for a purchase price of $27 per share in cash, and that the closing of the purchase and sale of such shares (the "Closing") will occur as soon as practicable and as agreed by the parties following notification by the Securities and Exchange Commission (the "Commission") to the Company of the Commission's willingness to declare effective the registration statement to be filed by the Company pursuant to the Purchase Agreement (the "Registration Statement"). The obligation of the Selling Stockholders in each Purchase Agreement to complete the purchase and sale of the KGaA Shares being purchased by the Investor is subject only to receipt by the Selling Stockholders of same day funds in the full amount of the purchase price for such shares, the completion of the purchase and sales under the Purchase Agreements with the other Investors, and the accuracy of the representations and warranties of the Investor and the performance of those undertakings of the Investor to be fulfilled prior to the Closing. The obligation of the Investor in each Purchase Agreement to pay for such shares is subject only to the Commission notifying the Company of the Commission's willingness to declare the Registration Statement effective on or prior to the sixtieth day after the date such Registration Statement was filed by the Company, the representations and warranties of the Company and the Selling Stockholders being accurate in all material respects as of the date of the Purchase Agreement, and the Company and the Selling Stockholders having fulfilled in all material respects all undertakings to be fulfilled prior to Closing. If the Closing has not occurred prior to November 14, 2001, the obligations of the Selling Stockholders and the Investors under the Purchase Agreements will expire on such date.

     Under each of the Purchase Agreements, the Investors have represented and warranted to the Company and the Selling Stockholders, among other things, that they are accredited investors within meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

     Under each of the Purchase Agreements, the Company has agreed to file with the Commission, as promptly as practicable and in no event later than 10 days after the date of execution of such agreements, a Registration Statement on Form S-3 relating to the resale of the KGaA Shares to be purchased by the Investor. The Company further agreed to take its reasonable efforts, subject to receiving necessary information from the Investor, to cause the Commission to notify the Company of the Commission's willingness to declare the Registration Statement effective within 60 days after the date of filing by the Company, and to make such amendments and supplements thereto in order to keep the Registration Statement effective until the earliest of (i) two years after the effective date of the Registration Statement, (ii) the date on which such shares may be resold by the Investors without registration by reason of Rule 144(k) under the Securities Act or any similar rule, or (iii) such time as all shares purchased by the Investor under each Purchase Agreement have been sold.

     Each of the Purchase Agreements contains other representations and warranties, covenants and indemnification provisions customary for agreements of this type. A copy of the form of Purchase Agreement is attached hereto as
Exhibit 1 and incorporated herein by reference.

     Bear Stearns, as placement agent (the "Placement Agent"), the Company and the Selling Stockholders have entered the Placement Agency Agreement pursuant to which the Selling Stockholders have engaged the Placement Agent as their agent in connection with the private placement of the KGaA Shares to the Investors. Pursuant to the Placement Agency Agreement, the Placement Agent has agreed to assist the Company and the Selling Stockholders in connection with the completion of the sale of the KGaA Shares.

     Under the Placement Agency Agreement, the Company and the Selling Stockholders have agreed that, for a period of ninety days from the effective date of the Registration Statement, neither the Company nor any Selling Stockholder will, without the prior written consent of the Placement Agent, sell, contract to sell or otherwise dispose of or issue any securities of the Company, except pursuant to previously issued options, any agreements providing for anti-dilution or other share issuance rights in existence on August 21, 2001, any employee benefit or similar plan of the Company in existence on August 21, 2001, or any strategic investment and/or alliance transactions, acquisition or joint venture that the Company may enter into.

     As compensation for the services rendered by the Placement Agent, the Selling Stockholders have agreed in the Placement Agency Agreement to pay the Placement Agent a fee equal to 4.5% of the gross proceeds paid by the Investors for the KGaA Shares pursuant to the Purchase Agreements. Such fee is payable with respect to any private placement or similar transaction involving the sale of KGaA Shares that occurs either (i) during the term of the Placement Agent's engagement or (ii) at any time during a period of six months following the effective date of termination of the Placement Agent's engagement if such transaction includes a sale of KGaA Shares to an Investor named on the Placement Agent's contact list of Investors, or any parent, subsidiary or other affiliate thereof.

     The Placement Agency Agreement contains other representations and warranties, covenants and indemnification provisions customary for agreements of this type. A copy of the Placement Agency Agreement is attached hereto as
Exhibit 2 and is hereby incorporated herein by reference.

     KGaA and the Company have entered into a letter agreement dated August 21, 2001 (the "Letter Agreement"), in which the parties agreed that (i) as a condition precedent to the Company's obligations under the Purchase Agreements, each of the representatives of KGaA on the Company's Board of Directors (the "Board") will execute the Registration Statement, and (ii) KGaA will cause the four representatives of KGaA on the Board to resign from the Board immediately upon, and subject to, the Closing, except that if KGaA retains over ten (10%) percent (the "Outstanding Minimum") of the Company's issued and outstanding shares of Common Stock following the Closing, KGaA will cause only three of such representatives to resign from the Board immediately upon, and subject to, the Closing, and if KGaA holds at least the Outstanding Minimum immediately following the Closing, then at such time as it may subsequently hold less than the Outstanding Minimum, KGaA will promptly cause its remaining representatives to resign from the Board. A copy of the Letter Agreement is attached hereto as
Exhibit 3 and is hereby incorporated herein by reference.

     The purpose of the transactions described above is to accept the offers of the Investors and sell the KGaA Shares to the Investors. While the obligations of the parties to the Purchase Agreements are subject only to a limited number of conditions, there can be no assurance that such conditions will be satisfied or that the Closing will occur. If the Closing does not occur, KGaA intends to review its options with respect to the KGaA Shares. Depending upon market conditions, the strategic business goals of KGaA and other factors, if the Closing does not occur KGaA may determine to retain the KGaA Shares, acquire additional shares of Common Stock or other securities of the Company, or dispose of all or a portion of the KGaA Shares, and KGaA specifically reserves the right to do any or all the foregoing. If the Closing does not occur, KGaA would intend to continue its representation on the Board.

     Except as set forth above in Item 4 to this Amendment, KGaA currently does not have any plans or proposals with respect to the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby supplemented as follows:

     (a) As of August 21, 2001, KGaA beneficially owned 13,634,012 shares of Common Stock, which shares were held as follows: EMD owned 12,213,272 shares of Common Stock, KGaA owned 820,000 shares of Common Stock (representing the shares of Common Stock for which the KGaA Option is exercisable), and Genpharm owned 600,740 shares of Common Stock (representing the shares of Common Stock for which the Genpharm Option and the Genpharm Warrants are exercisable). Such shares of Common Stock, totaling 13,634,012 in the aggregate, constitute 42.7% of the issued and outstanding shares of Common Stock, based on 31,946,891 shares of Common Stock outstanding (including the shares of Common Stock issuable upon exercise of the KGaA Option, the Genpharm Option, and the Genpharm Warrants).

     (b) Merck KGaA has sole voting and dispositive power over all of the KGaA Shares a result of its ownership (directly or indirectly) of EMD and Genpharm (each of which may be deemed to possess shared voting and dispositive power over such shares).

     (c) Except as specifically set forth in response to Item 4 to this Amendment, there have been no transactions in or relating to the shares of Common Stock of the Company by the persons named in response to paragraph (a) in the last sixty days.

     (d) Except as set forth in response to Items 4 and 5 to this Amendment, no person is known by KGaA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the KGaA Shares.

     (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby supplemented as follows:

     See Item 4, above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and supplemented as follows with the addition of the following agreements as exhibits to the Schedule 13D:

     1. Form of the Purchase Agreements dated as of August 21, 2001, among the Company, KGaA, Genpharm, EMD and each of the Investors.

     2. Placement Agency Agreement dated as of August 21, 2001, among the Company, KGaA, Genpharm, EMD and the Placement Agent.

     3. Letter Agreement dated as of August 21, 2001, between the Company and KGaA.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 21, 2001                   MERCK KGaA

                                        By: /s/ Klaus-Peter Brandis
                                           ------------------------
                                        Name:  Klaus-Peter Brandis
                                        Title: Head of Legal Department

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION                             PAGE NO.

  1.         Form of the Purchase Agreements dated as of August
             21, 2001, among the Company, KGaA, Genpharm, EMD and each of the Investors.

  2.         Placement Agency Agreement dated as of August 21,
             2001, among the Company, KGaA, Genpharm, EMD and the
             Placement Agent.

  3. Letter Agreement dated as of August 21, 2001, between the Company and KGaA.